UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

Commission File Number 333-68583

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hawk Corporation 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HAWK CORPORATION
200 Public Square, Suite 1500, Cleveland, Ohio 44114
(216) 861-3553

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	8

Exhibit Index	9

Signatures	9

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator
Hawk Corporation 401(k) Retirement Plan (formerly the Friction Products Co. Profit Sharing Plan)

We have audited the accompanying statements of net assets available for benefits of the Hawk Corporation 401(k) Retirement Plan (formerly the Friction Products Co. Profit Sharing Plan) (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of the Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                               /s/ Grant Thornton LLP

Cleveland, Ohio
June 6, 2005

Hawk Corporation 401(k) Retirement Plan (formerly the Friction Products Co. Profit Sharing Plan)

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Investments, at fair value:
Pooled separate accounts	$15,217,178	$9,252,054
Mutual funds	1,492,661	1,749,149
Hawk Corporation common stock	764,644	276,701
Guaranteed Income Fund, at contract value	8,964,340	6,441,081
Participant loans	181,115	107,562
Total investments	26,619,938	17,826,547

Guaranteed short-term account - interest bearing	--	7,105

Contributions receivable:
Employer	1,021,196	507,314
Employee	186,305	71,302
	1,207,501	578,616

Net assets available for benefits	$27,827,439	$18,412,268
See notes to financial statements.

Hawk Corporation 401(k) Retirement Plan (formerly the Friction Products Co. Profit Sharing Plan)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions:
Investment income:
Net realized and unrealized appreciation in fair value of investments	$1,630,341
Interest income	260,752
1,891,093
Contributions:
Employer	1,380,901
Employee	1,618,975
Employee rollovers	204,699
3,204,575

Other income	5,428
Net assets transferred from merged plans (Note 1)
S.K. Wellman Retirement Savings and Profit Sharing Plan	19,954
Helsel Employees’ Savings and Investment Plan	3,334,092
Helsel, Inc. Employees’ Retirement Plan	4,244,509
7,598,555
Total additions	12,699,651

Deductions:
Distributions	3,279,323
Direct participant charges	5,157
Total deductions	3,284,480

Net increase	9,415,171

Net assets available for benefits at beginning of year	18,412,268
Net assets available for benefits at end of year	$27,827,439
See notes to financial statements.

Hawk Corporation 401(k) Retirement Plan (formerly the Friction Products Co. Profit Sharing Plan)

Notes to Financial Statements

December 31, 2004 and 2003 and
Year Ended December 31, 2004

1. Background

During December of 2003, Hawk Corporation (the Company and Plan Sponsor), under approval of its Board of Directors, merged the following plans’ assets into a single surviving plan, the Friction Products Co. Profit Sharing Plan: Friction Products Co. Profit Sharing Plan; S.K. Wellman Retirement Savings and Profit Sharing Plan; Hawk Corporation 401(k) Savings and Retirement Plan; Sinterloy Corporation 401(k) Plan; Quarter Master Industries, Inc. Profit Sharing Plan and Trust; and Hawk Motors Employees’ 401(k) Plan (collectively the Merged Plans). On January 1, 2004, the Friction Products Co. Profit Sharing Plan was renamed the Hawk Corporation 401(k) Retirement Plan (the Plan).

Effective April 1, 2004, the Helsel Employees’ Savings and Investment Plan and the Helsel, Inc. Employees Retirement Plan (the Helsel Plans) were merged with, and all of their net assets transferred into the Plan on a participant account basis, at which time the participants in the Helsel Plans became participants in, and subject to the provisions of, the Plan.

On April 1, 2004, CIGNA Corporation (CIGNA) completed the sale of its retirement benefits business to Prudential Financial, Inc. As a result of the sale, Prudential Financial, Inc. established Prudential Insurance Retirement and Annuity Company (Prudential) to provide retirement services to customers. The transition of administrators from CIGNA to Prudential did not affect the net assets or administration of the Plan.

The following description of the Plan provides only general information. Participants should refer to the summary plan description or Plan agreement for a more complete description of the Plan’s provisions.

2. Description of the Plan

General

The Plan was originally established August 1, 1981 as a defined contribution plan. The Plan was amended and restated in its entirety effective January 1, 2004 and is intended to qualify as a profit-sharing plan maintained for the exclusive benefit of eligible employees. Each employee who was a participant in any of the Merged Plans noted above or who was eligible to participate in any of the Merged Plans continued to be an eligible employee on January 1, 2004. All other employees become eligible for participation in the Plan after the completion of ninety days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute 1% to 50% (1% to 15% prior to July 1, 2003) of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code (the Code). In addition, participants may elect to contribute up to 100% of any special bonuses/incentive compensation to the Plan. Participants may also contribute amounts representing distributions from other qualified plans, commonly referred to as rollover contributions. Participants who will attain age 50 or older by the end of the year may make catch-up deferral contributions in excess of 50% of total compensation not to exceed the catch-up limitations set by the Code.

The Company makes a matching contribution equal to 50% of the participant’s contributions up to 6% of the participant’s compensation, as defined. Employees of Friction Products Co. hired prior to January 1, 2004 are not eligible for matching contributions in the Plan. Employees of Friction Products Co. hired after December 31, 2003 are eligible for matching contributions.

The Plan also allows for discretionary contributions by the Company. The Company made a discretionary contribution of $999,077 and $330,465 in March 2005 and 2004, respectively, for the 2004 and 2003 Plan years.

Forfeitures are used to reduce future Company contributions. At December 31, 2004 and 2003, there were $24,617 and $4,096 of forfeitures available to reduce future contributions. Company contributions for the year ended December 31, 2004 and 2003 are net of $18,332 and $0 in forfeitures, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, matching contributions, and allocations of (a) the Company’s discretionary contributions, if any, and (b) Plan net earnings.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Hawk Corporation 401(k) Retirement Plan (formerly the Friction Products Co. Profit Sharing Plan)

Notes to Financial Statements - Continued

December 31, 2004 and 2003 and
Year Ended December 31, 2004

2. Description of the Plan - Continued

Vesting and Distributions

Participants are immediately vested in their contributions plus actual earnings thereon.

Each active participant in the Merged Plans and the Helsel Plans became 100% vested in all Company contributions plus actual earnings thereon at the date of merger to the extent they were not fully vested prior to that date. All employees, other than Helsel, Inc. employees, hired on or after January 1, 2004, and Helsel, Inc. employees hired on or after April 1, 2004 become vested in Company matching and discretionary contributions, plus actual earnings thereon, based upon years of credited service, becoming 100% vested after five years based on a graded vesting schedule.

Distributions from a participant’s account are limited to termination of employment, death, retirement or proven hardship.

Investment Options

The Plan’s funds are primarily held in a group annuity contract issued by Prudential. Upon enrollment in the Plan, a participant may direct Company and employee contributions in any of several investment fund options offered by the Plan, including the Hawk Corporation common stock. Participants may change their investment options and transfer funds between investment options daily.

Payment of Benefits

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of their vested account balance in the form of installments, an annuity or a lump sum.

Participant Loans

Effective January 1, 2004, no new loans are permitted from the Plan.

The Participant loans on the Statements of Net Assets represents loan balances that were transferred into the Plan from the Hawk Corporation 401(k) Savings and Retirement Plan, the Sinterloy Corporation 401(k) Plan, and the Helsel Employees’ Savings and Investment Plan in connection with the mergers (See Note 1). These loans will continue to be repaid according to their respective payment schedules in effect at the date of mergers. Interest rates range from 5.25% to 10.5% on outstanding loan balances.

Expenses

The Plan Sponsor pays substantially all costs of Plan administration. Brokers’ fees are reflected in the net investment return in each participant’s account.

3. Summary of Accounting Policies

The Plan’s financial statements are reported on the accrual basis of accounting.

Investment Valuation - Guaranteed Income Fund

The Plan has entered into an investment contract, the Guaranteed Income Fund (Fund), with Prudential. Prudential maintains the contributions to this Fund in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Investments in the Guaranteed Income Fund are included in the financial statements at contract value, as determined by Prudential, which approximates fair value. Contract value represents contributions made under the contract, plus earnings and transfers in, less participant withdrawals, administrative expenses and transfers out. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, Prudential has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 2.9% and 3.0% for 2004 and 2003, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, based on the yields of the underlying investments and considering factors such as projected investment earnings, the current interest environment, investment expenses, and a profit and risk component. The rate may never be less than 0% nor may it be reduced by more than 2.10% during any calendar year. Interest rates are declared in advance and guaranteed for six month periods.

Hawk Corporation 401(k) Retirement Plan (formerly the Friction Products Co. Profit Sharing Plan)

Notes to Financial Statements - Continued

December 31, 2004 and 2003 and
Year Ended December 31, 2004

3. Summary of Accounting Policies - Continued

Investment Valuation - All Other Investments

Mutual fund balances and Company securities are stated at quoted market prices. Investments in pooled separate accounts are stated at fair value as determined by the unit value reported by Prudential on the last business day of the Plan year. All investments of the Plan are fully participant-directed.

Participant loans are valued at their outstanding balance, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

4. Investments

During 2004, the Plan’s investments (including investments purchased, sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

Pooled separate accounts	$1,278,482
Mutual funds	(80,673)
Hawk Corporation common stock	432,532
$1,630,341

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2004	2003

Guaranteed Income Fund	$8,964,340	$6,441,081
Lifetime 40 Fund[1]	2,361,840
Lifetime 50 Fund[1]	2,047,508
Dryden S&P 500 Index Fund	2,224,200	2,134,041
White Oak Growth Stock Fund	1,492,661	1,749,150
Janus Fund	1,615,141	2,198,778
Oppenheimer Global Fund[1]	1,602,142
Janus Worldwide Fund[2]		1,101,288

1 December 31, 2003 fair value is less than 5% of the Plan’s net assets.
2 December 31, 2004 fair value is less than 5% of the Plan’s net assets.

5. Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each participant will become 100% vested in the value of employer contributions (including earnings (losses) thereon), and all participant account balances would be distributed based upon the value of the participant’s account balance on the termination date.

Hawk Corporation 401(k) Retirement Plan (formerly the Friction Products Co. Profit Sharing Plan)

Notes to Financial Statements - Continued

December 31, 2004 and 2003 and
Year Ended December 31, 2004

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7. Income Tax Status

The Plan is a tax-qualified retirement plan under Section 401(a) of the Code, with a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan is an adopted form of the PDS Tax Qualified 401(k) Savings Plan and Trust Agreements Volume Submitter Plan (Volume Submitter Plan). The Volume Submitter Plan obtained an opinion letter from the IRS dated November 20, 2000, which stated that the language of the Volume Submitter Plan was in compliance with the applicable requirements of the Code. The Company is in the process of applying for a determination letter covering changes in the adopted Plan document that differ from the text of the Volume Submitter Plan. The Company believes that the Plan is currently being administered in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. Transactions with Parties-in-Interest

Certain Plan investments are shares of mutual funds managed by Prudential. Prudential is the trustee as defined by the Plan and, therefore, these transactions qualify as party in interest transactions. The Plan also allows for loans to participants, which also qualify as party in interest transactions. Such transactions are exempt from being prohibited transactions.

Hawk Corporation 401(k) Retirement Plan (formerly the Friction Products Co. Profit Sharing Plan)

Employer Identification Number: 34-1608156
Plan Number: 001

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party/Description of Investment	Current Value
* Prudential Insurance Retirement and Annuity Company - Group Annuity Contract:
Guaranteed Income Fund	$8,964,340
Dryden S&P 500 Index Fund	2,224,200
Lifetime 20 Fund	438,643
Lifetime 30 Fund	1,320,012
Lifetime 40 Fund	2,361,840
Lifetime 50 Fund	2,047,508
Lifetime 60 Fund	413,904
Janus Fund	1,615,141
Large Cap Value/John A. Levin & Co. Fund	353,821
Mid Cap Value/Wellington Management Fund	492,583
Mid Cap Growth/Artisan Partners Fund	887,682
Small Cap Value/Perkins, Wolf, McDonnell Fund	637,650
Small Cap Growth/TimesSquare Fund	359,153
Oppenheimer Global Fund	1,602,142
State Street Global Advisors Intermediate Bond Fund	462,899
* Hawk Corporation common stock	764,644
White Oak Growth Stock Fund	1,492,661
* Participant loans (interest rates of 5.25% to 10.50%)	181,115
$26,619,938

* Represents a party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Hawk Corporation 401(k) Retirement Plan (formerly the Friction Products Co. Profit Sharing Plan)

/s/ Thomas A. Gilbride
Thomas A. Gilbride
Plan Administrator

Date: June 23, 2005